Exhibit 12-61

DTE Energy Company
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	Year Ended December 31,
	March 31, 2015	2014	2013	2012	2011	2010
	(In millions)
Earnings:
Pretax earnings	$396	$1,275	$922	$960	$991	$962
Adjustments	(4)	(15)	(26)	71	4	7
Fixed charges	115	453	461	463	520	567
Net earnings	$507	$1,713	$1,357	$1,494	$1,515	$1,536

Fixed Charges:
Interest expense	$109	$424	$432	$441	$490	$543
Adjustments	6	29	29	22	30	24
Fixed charges	$115	$453	$461	$463	$520	$567

Ratio of earnings to fixed charges	4.41	3.78	2.94	3.23	2.91	2.71